

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amended Registration Statement on Form S-1**
> **Filed March 24, 2023**
> **File No. 333-261376**

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1 filed March 24, 2023

Capitalization, page 105

1. Please tell us how you determined it was unnecessary to present the sale of the sponsor warrants within your capitalization table.

Description of Securities
Valuation of Sponsor Warrants, page 176

2. We note your disclosure that other blank check companies have sold 20% of their common stock to their sponsors for nominal consideration, typically $25,000. Please tell us what consideration you gave to also referencing the private placements of sponsor warrants or units containing shares and warrants exercisable at 115% of the unit IPO price in connection with offerings by other blank check companies.

       You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.